Exhibit 99.1

Genie Energy Ltd. To Renew Exchange Offer for its Preferred Stock

NEWARK, NJ — May 8, 2014:  Genie Energy Ltd. (NYSE: GNE, GNEPRA) announced that it will offer to exchange up to 5,000,000  shares of its outstanding Class B Common Stock for shares of its Series 2012-A Preferred Stock.

The Company will offer to issue one newly-issued share of Preferred Stock for each share of Class B Common Stock tendered.

In 2012 and 2013, the Company consummated exchange offers that resulted in the issuance of 1,917,967 shares of Preferred Stock.

The announced offer will cover up to approximately twenty-five percent of the outstanding common stock of the Company.  Howard Jonas, Chairman and Chief Executive Officer and controlling stockholder, will not exchange shares of common stock he owns or controls in this offer.

The Series 2012-A Preferred Stock has a liquidation preference of $8.50 per share, and dividend rights that are senior to distributions on the common stock, in an annual amount of $0.6375 per share, plus the potential for an increase in the dividend related to the performance of Genie’s retail energy provider (REP) business.  In conjunction with the closing of the exchange offer, Genie will extend the periods related to redemption of the Preferred Stock.  Following the extension, the Preferred Stock is redeemable, in whole or in part, at the option of Genie following October 11, 2017 (currently 2016) at 101% of the Liquidation Preference plus accrued and unpaid dividends, and following October 11, 2018 (currently 2017) at the Liquidation Preference plus accrued and unpaid dividends. In connection with the prior exchange offers, the Company suspended payment of dividends on its Class A and Class B Common Stock.

Howard Jonas said, “Our Preferred Stock provides holders with a healthy dividend yield that is supported by our strong balance sheet and operations, as well as some upside potential based on performance of our REP business.  This exchange offer will provide an attractive alternative for investors who prefer the dividend rights and other features of our Preferred Stock.”

Jonas concluded “We firmly believe that our common stock is undervalued by the market at today’s prices.  Using our Preferred Stock to buy back common stock offers a potential win-win for Genie and our stockholders with different outlooks and investment approaches.”

The exchange offer will commence when the definitive materials (including an Offer to Exchange and Letter of Transmittal) are filed with the Securities and Exchange Commission and made available to Genie’s stockholders and will remain open for at least twenty business days.  When the offer begins, Genie will file the exchange offer documents with the Securities and Exchange Commission and mail them to stockholders together with complete instructions on the exchange process procedure, the transmittal forms and other data.

In conjunction with the Offer to Exchange, Genie’s management will observe a quiet period and will not present at the Sidoti investor conference on May 9th.

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE, GNEPRA) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider supplying electricity and natural gas to residential and small business customers in the Northeastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shales and other fuel resources.  GOGAS resource development projects include a conventional oil and gas exploration program in Israel and in-situ oil shale projects in Colorado, Israel and Mongolia. For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com